Exhibit (a)(3)


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September 6, 2007

TO:         UNIT HOLDERS OF NATIONAL TAX CREDIT INVESTORS II, L.P.

SUBJECT:    OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 72,389 Units of limited partnership interest (the "Units") in NATIONAL TAX CREDIT INVESTORS II, L.P. (the "Partnership") at a purchase price equal to:

                                  $85 per Unit
                                  ------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in NATIONAL TAX CREDIT INVESTORS II, L.P. without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o 55% PREMIUM TO RECENT TRADES. Our Offer Price is 55% higher than the highest reported trading price in the past year! (see secondary market trading information herein).

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. The Partnership term extends through December 31, 2030! Therefore, investors may not see liquidity for some time.

     o NO DISTRIBUTIONS! The Partnership has never made a distribution to the limited partners. The Partnership has announced that one of the Local Partnerships owned by the Partnership sold its property and should distribute approximately $5,500,000 to the Partnership. However, the same property was previously under contract for a higher price, and the contract was terminated. Closing is currently scheduled for September 28, 2007, but there can be no assurance the sale will close or that the Partnership will distribute any proceeds to limited partners.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) October 8, 2007.